UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-70390

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN

(Exact name of registrant as specified in its charter)

c/o First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59116

(406) 255-5390

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in Cascade Bancorp Employees’ 401(k) Profit Sharing Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22	☐

Approximate number of holders of record as of the certification or notice date: 0

EXPLANATORY NOTE

On June 23, 2017, a Post-Effective Amendment No. 1 to Form S-8 Registration Statement was filed with the Securities and Exchange Commission to terminate the offering and deregister all of the unsold shares of common stock of Cascade Bancorp and related plan interests of the registrant offered to employees of Cascade Bancorp under the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan. Accordingly, this Form 15 is being filed to report the suspension of the registrant’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cascade Bancorp Employees’ 401(k) Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 26, 2017

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan

By:	First Interstate BancSystem, Inc., as successor by merger to Cascade Bancorp, Plan Administrator of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan

	By:	/s/ Kirk D. Jensen
	Name:	Kirk D. Jensen
	Title:	Executive Vice President, General Counsel and Corporate Secretary